May 3, 2007

VIA EDGAR
Ms. Sonia Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Zila, Inc. Registration Statement on Form S-3 (File No. 333-139967)

Ms. Barros:
          On behalf of Zila, Inc., a Delaware corporation (the “Company”), I hereby respectfully request, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the above-referenced registration statement be accelerated and that it be declared effective as of 4:01 p.m. EST on May 4, 2007, or as soon thereafter as practicable.
          In making this acceleration request, the Company acknowledges that the acceleration of the effectiveness of the registration statement does not foreclose the Commission from taking any action with respect to the filing and does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing. Additionally, the Company acknowledges that it may not assert the declaration of effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,
/s/ Gary V. Klinefelter
Vice President, General Counsel, and Secretary
Zila, Inc.